SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )

Mid-Southern Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

59548Q107
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Lanidex Plaza, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 59548Q107

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,798
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 33,798
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.06%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 59548Q107

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,221
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 26,221
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.83%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 59548Q107

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,837
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 27,837
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.88%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 59548Q107

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,938
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 17,938
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.57%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 59548Q107

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,224
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 20,224
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,224
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.64%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 59548Q107

1	NAME OF REPORTING PERSONS Chewy Gooey Cookies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.39%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 59548Q107

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,857
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 20,857
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.66%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 59548Q107
1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 92,853
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 92,853
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.92%
14	TYPE OF REPORTING PERSON CO

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.                    Security and Issuer

This statement relates to the Common Stock, par value $.01 per share (the “Shares”), of Mid-Southern Bancorp, Inc., an Indiana corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 300 N. Water Street, Salem, Indiana 47167.

Item 2.	Identity and Background.

(a-c) This statement is being filed by Seidman and Associates, L.L.C. ("SAL"), a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 100 Lanidex Plaza, Parsippany, New Jersey 07054. Lawrence Seidman is the manager of SAL.

This statement is also being filed by Seidman Investment Partnership, L.P. ("SIP"), a New Jersey limited partnership, organized to invest in securities, whose principal and executive offices are located at 100 Lanidex Plaza, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole general partner of SIP and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by Seidman Investment Partnership II, L.P. ("SIPII"), a New Jersey limited partnership, organized to invest in securities, whose principal and executive offices are located at 100 Lanidex Plaza, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole general partner of SIPII and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by LSBK06-08, L.L.C. ("LSBK"), a Florida limited liability company, organized to invest in securities, whose principal and executive offices are located at 215 Via Del Mar, Palm Beach, Florida  33480.  Veteri Place Corporation is the trading advisor of LSBK and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by Broad Park Investors, L.L.C. ("Broad Park"), a New Jersey limited liability company formed, in part, to invest in stocks of public companies, whose principal and executive offices are located at 80 Main Street, Suite 510, West Orange, New Jersey 07052.  Lawrence Seidman is the investment manager of Broad Park.

This statement is also being filed by Chewy Gooey Cookies, L.P. ("Chewy"), a Delaware limited partnership formed, in part, to invest in stocks of public companies, whose principal and executive offices are located at 80 Main Street, Suite 510, West Orange, New Jersey 07052.  Lawrence Seidman is the investment manager of Chewy.

This statement is also being filed by CBPS, LLC ("CBPS"), a New York limited liability company, organized to invest in securities, whose principal and executive offices are located at The Clark Estates, One Rockefeller Plaza, New York, NY  10020.  Veteri Place Corporation is the trading advisor of CBPS and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by Veteri Place Corporation ("Veteri"), a New Jersey corporation that serves as the general partner of each of SIP and SIPII and the trading advisor of each of LSBK and CBPS, whose principal offices are located at 100 Lanidex Plaza, Parsippany, NJ  07054.  Lawrence Seidman owns all the voting shares of Veteri and is the only officer and director of Veteri.

This statement is also being filed by Lawrence Seidman ("Seidman"), whose principal offices are located at 100 Lanidex Plaza, Parsippany, NJ 07054.  Seidman serves as the manager of SAL; the President of Veteri Place Corporation (of which he is the sole officer and director), the President of the general partner of each of SIP and SIPII, and the President of the trading advisor for each of LSBK and CBPS;  and investment manager of each Broad Park and Chewy, and accordingly has sole and exclusive investment discretion and voting authority with respect to the Shares owned by each of SAL, SIP, SIPII, LSBK, Broad Park, Chewy and CBPS.

CUSIP No. 59548Q107

 The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director, each general partner and each controlling person, if any, of SAL, SIP, SIPII, LSBK, Broad Park, Chewy, CBPS, Veteri, JBRC and Seidman, is set forth in Schedule A hereto. SAL, SIP, SIPII, LSBK, Broad Park, Chewy, CBPS, Veteri , JBRC and Seidman shall hereinafter be referred to as the "Reporting Persons". The Reporting Persons have formed a group with respect to the securities of the Issuer within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Seidman is a citizen of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 159,375 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $1,984,380, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

None of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, the persons listed on Schedule A has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and results of operations, the Reporting Persons’ investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in further communications with management and the Board of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP No. 59548Q107

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 3,174,657 Shares outstanding, which is the total number of Shares outstanding as of September 30, 2020, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 13, 2020.

A.	SAL

(a)	As of the close of business on November 16, 2020, SAL beneficially owned 33,798 Shares.

       Percentage: Approximately 1.06%.

(b)	1. Sole power to vote or direct the vote: 33,798

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 33,798

4. Shared power to dispose or direct the disposition: 0

(c)	SAL has not entered into any transactions in the Shares during the past 60 days.

B.	SIP

(a)	As of the close of business on November 16, 2020, SIP beneficially owned 26,221 Shares.

                               Percentage: Approximately 0.83%.

(b)	1. Sole power to vote or direct the vote: 26,221

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 26,221

4. Shared power to dispose or direct the disposition: 0

(c)	SIP has not entered into any transactions in the Shares during the past 60 days.

C.	SIPII

(a)	As of the close of business on November 16, 2020, SIPII beneficially owned 27,837 Shares.

Percentage: Approximately 0.88%.

(b)	1. Sole power to vote or direct the vote: 27,837

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 27,837

4. Shared power to dispose or direct the disposition: 0

(c)	SIPII has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 59548Q107

D.	LSBK

(a)	As of the close of business on November 16, 2020, LSBK beneficially owned 17,938 Shares.

Percentage: Approximately 0.57%.

(b)	1. Sole power to vote or direct the vote: 17,938

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 17,938

4. Shared power to dispose or direct the disposition: 0

(c)	LSBK has not entered into any transactions in the Shares during the past 60 days.

E.	Broad Park

(a)	As of the close of business on November 16, 2020, Broad Park beneficially owned 20,224 Shares.

Percentage: Approximately 0.64%.

(b)	1. Sole power to vote or direct the vote: 20,224

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 20,224

4. Shared power to dispose or direct the disposition: 0

(c)	Broad Park has not entered into any transactions in the Shares during the past 60 days.

F.	Chewy

(a)	As of the close of business on November 16, 2020, Chewy beneficially owned 12,500 Shares.

Percentage: Approximately 0.39%.

(b)	1. Sole power to vote or direct the vote: 12,500

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 12,500

4. Shared power to dispose or direct the disposition: 0

(c)	Chewy has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 59548Q107

G.	CBPS

(a)	As of the close of business on November 16, 2020, CBPS beneficially owned 20,857 Shares.

Percentage: Approximately 0.66%.

(b)	1. Sole power to vote or direct the vote: 20,857

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 20,857

4. Shared power to dispose or direct the disposition: 0

(c)	CBPS has not entered into any transactions in the Shares during the past 60 days.

H.	Veteri

(a)
Veteri, (i) as the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 26,221 Shares owned by SIP and the 27,837 Shares owned by SIPII, and (ii) as the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 17,938 Shares owned by LSBK and the 20,857 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 92,853 Shares.

Percentage: Approximately 2.92%.

(b)	1. Sole power to vote or direct the vote: 92,853

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 92,853

4. Shared power to dispose or direct the disposition: 0

(c)	Veteri has not entered into any transactions in the Shares during the past 60 days.

I.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 33,798 Shares owned by SAL, (ii) as the sole officer of Veteri, the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 26,221 Shares owned by SIP and the 27,837 Shares owned by SIPII, (iii) as the sole officer of Veteri, the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 17,938 Shares owned by LSBK and the 20,857 Shares owned by CBPS, and (iv) as the investment manager for each of Broad Park and Chewy, may be deemed the beneficial owner of the 20,224 Shares owned by Broad Park, and the 12,500 Shares owned by Chewy.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 159,375 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 5.02%.

(b)	1. Sole power to vote or direct the vote: 159,375

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 159,375

4. Shared power to dispose or direct the disposition: 0

(c)	Seidman has not entered into any transactions in the Shares during the past 60 days.

An aggregate of 159,375 Shares, constituting approximately 5.02% of the Shares outstanding, are reported by the Reporting Persons in this statement.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 16, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated November 16, 2020, by and among SAL, SIP, SIPII, LSBK, Broad Park, Chewy, CBPS, Veteri, JBRC and Seidman.

Signature Page to Mid-Southern Bancorp, Inc. Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2020	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 59548Q107

SCHEDULE A

Name	Principal Business/Occupation	Principal Business Address	Citizenship
Michael Mandelbaum	Manager of Broad Park Investors, L.L.C.	80 Main Street, Suite 510, West Orange, New Jersey 07052	United States
Jonathan Mandelbaum	Manager of Cavity, L.L.C., the General Partner of Chewy Gooey Cookies, L.P.	80 Main Street, Suite 510, West Orange, New Jersey 07052	United States

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of Mid-Southern Bancorp, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: November 16, 2020	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President